Exhibit 99.5

EVERLAST WORLDWIDE INC.

1350 Broadway, Suite 2300

New York, New York 10018

July 26, 2007

Hidary Group Acquisitions, LLC

10 W. 33rd Street, 9th Floor

New York, New York 10001

Attention: Jack D. Hidary

Gentlemen:

We are aware of your position that the Agreement and Plan of Merger, dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc. (collectively, “Hidary”) and Everlast Worldwide Inc. (“Everlast”) (the “Hidary Merger Agreement”), remains in effect. We are also aware of your position that, as a consequence, the standstill provision of the Confidentiality and Standstill Agreement, dated as of May 9, 2007, between M. Hidary & Company, Inc. and Everlast (the “Confidentiality Agreement”), that would, among other things, prohibit Hidary from undertaking a tender offer for shares of Everlast’s stock or otherwise make an acquisition proposal under the Agreement and Plan of Merger, dated as of June 28, 2007, by and among Everlast, Brands Holdings Limited and EWI Acquisition, Inc. (the “Brands Merger Agreement”), remains in effect.

Under the terms of the Confidentiality Agreement, the standstill provisions terminated upon our entering into the Hidary Merger Agreement. Further, we believe that the Hidary Merger Agreement was properly terminated following which the standstill provision obligations under the Confidentiality Agreement ceased to apply. Accordingly, we therefore disagree with Hidary’s positions regarding the continued effectiveness of the Hidary Merger Agreement and the standstill provisions of the Confidentiality Agreement. Nevertheless, in order to remove doubts relating to the most unrealistic interpretations of these provisions, Everlast, along with Brands Holdings Limited and EWI Acquisition, Inc. (collectively, “Brands”), hereby agree that – even if the Confidentiality Agreement is found to be effective – they will not seek to enforce the standstill provisions of the Confidentiality Agreement against Hidary, in the event that Hidary desires to propose either a new acquisition proposal (in accordance with the Brands Merger Agreement) or commence a non-coercive tender offer for Everlast’s shares, should it wish to do so.

This letter is without prejudice to any other positions of Everlast or Brands and shall not be deemed an admission that any interpretation by Hidary of any of the agreements referenced herein is correct.

Sincerely,

EVERLAST WORLDWIDE INC.
By:	/s/ Seth A. Horowitz
	Name	Seth A. Horowitz
	Title:	President and Chief Executive Officer

BRANDS HOLDINGS LIMITED
By:	/s/ Justin Barnes
Name: Justin Barnes
Title: Head of Brands

EWI ACQUISITION, INC.
By:	/s/ Justin Barnes
Name: Justin Barnes
Title: Vice President